UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-40566

TABOOLA.COM LTD.
(Exact name of registrant as specified in its charter)

16 Madison Square West 7th Floor
New York, NY 10010
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	☒

EXPLANATORY NOTE

Partial Prepayment and Early Debt Retirement Under Term Loan Facility

On December 21, 2022, Taboola.com Ltd. (the “Company”) repurchased and retired $61.3 million in principal amount of outstanding debt under its $300 million senior secured term loan credit facility (as amended, the “Term Loan Facility”). The repurchase was made in the open market at 99% of par, or approximately $60.7 million (plus accrued interest), via a Dutch auction. The Company funded the repurchase and related expenses from available cash. The Company estimates that the early retirement will save approximately $5 to 6 million annually in interest cost. After giving effect to the transaction, there is approximately $236 million principal amount of debt outstanding under the Term Loan Facility. The debt retirement was made in accordance with the voluntary prepayment provisions of the Term Loan Facility. Depending on market conditions and other factors, the Company may retire additional debt as permitted by the Term Loan Facility.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TABOOLA.COM LTD.

	By:	/s/ Stephen Walker
		Name:	Stephen Walker
		Title:	Chief Financial Officer

Date: December 21, 2022